Exhibit 99.1

LIST OF SUBSIDIARIES OF THE COMPANY

COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002 USING THE LINE-BY-LINE METHOD

		Capital Stock		% Ownership
Company and registered offices[1]	Activity	Currency	Amount	Direct	Indirect

Directly-controlled subsidiaries:
Saes Advanced Technologies S.p.A.	Manufacturing
Avezzano (L’Aquila – Italy)	and commercial	Euro	2,600,000	100.00	—

Saes Getters Usa, Inc.	Manufacturing
Colorado Springs (Colorado – U.S.A.)	and commercial	U.S. $	9,250,000	100.00	—

Saes Getters Japan Co. Ltd.
Shinagawa – Tokyo (Japan)	Commercial	Yen	20,000,000	100.00	—

Saes Getters (GB) Ltd.
Daventry (UK)	Commercial	GBP	20,000	100.00	—

Saes Getters (Deutschland) GmbH
Cologne (Germany)	Commercial	Euro	52,000	100.00	—

Saes Getters France S.a.r.l.
Paris (France)	Commercial	Euro	50,000	100.00	—

Saes Getters Singapore Pte Ltd.
Singapore	Commercial	Sing. $	300,000	100.00	—

Saes Getters International Luxembourg S.A.	Financial and
Luxembourg	Coordination services	Euro	55,654,200	99.92	0.08

Indirectly-controlled subsidiaries:
Through Saes Getters Usa, Inc.:
Saes Pure Gas, Inc.	Manufacturing
San Luis Obispo (California – U.S.A.)	and commercial	U.S. $	7,612,661	—	100.00

Through Saes Getters International Luxembourg S.A.:
Saes Getters Korea Corporation	Manufacturing
Seoul (Korea)	and commercial	Won	5,497,900,000	37.48	62.52

Saes Getters Technical Service (Shanghai) Co., Ltd.
Shanghai (People’s Republic of China)	Consulting services	U.S. $	4,100,000	—	100.00

Molecular Analytics, Inc.	Manufacturing
Sparks (Maryland – U.S.A.)	and commercial	U.S. $	12,000,000	—	100.00

FST Consulting International, Inc.	Quality control/Quality
San Luis Obispo (California – U.S.A.)	Assurance services	U.S. $	3,000,000	—	100.00

Saes Getters Ireland Limited	Financial and
Dublin (Ireland)	Coordination services	Euro	100,000	—	100.00

COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002 USING THE PROPORTIONAL METHOD

		Capital Stock		% Ownership
Company and registered offices [1]	Activity	Currency	Amount	Direct	Indirect

Direct associated companies:
Nanjing Saes Huadong Getters Co. Ltd.	Manufacturing
Nanjing (People’s Republic of China)	and commercial	U.S. $	13,570,000	65.00	—

1 The place of registered offices is the same of the place of incorporation.